SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press release dated December 20, 2007

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: December 31, 2007

PRESS RELEASE

Eni: Financial Calendar for 2008

Review and announcement of financial results for 2008

San Donato Milanese (Milan), December 20, 2007 - Eni announces the dates for the publication of its financial results and approval by the its Board of Directors.

Preliminary financial statements at December 31, 2007 and dividend estimate for the 2007 financial year	Board of Directors approval Press Release and Strategy Presentation	February 15, 2008 February 15, 2008

Eni Group consolidated financial statements at December 31, 2007 and Eni SpA financial statements at December 31, 2007 Sustainability Report 2007	Board of Directors approval Press Release	March 14, 2008 March 14, 2008

Interim management statements on the first quarter of 2008	Board of Directors approval Press Release and conference call*	April 24, 2008 April 24, 2008

Half-yearly financial report on the first half of 2008 and interim dividend for the financial year 2008	Board of Directors approval Press Release and conference call**	July 30, 2008 July 31, 2008

Interim management statements on the third quarter of 2008	Board of Directors approval Press Release and conference call**	October 30, 2008 October 31, 2008

*	Press Releases will be issued in the morning (trading hours) and conference call for the presentation of results to the financial community will be held in the afternoon.
**	Press Releases will be issued in the morning (non trading hours) and conference call for the presentation of results to the financial community will be held in the afternoon.

The Annual General Meeting of Shareholders for the approval of the financial statements of Eni SpA at December 31, 2007 and the allocation of net income will be held on April 22 and 29, 2008 (first and second call, respectively).

A road-show to present Eni’s 2008-2011 Strategic Plan to financial analysts and institutional investors is scheduled for February 18, 2008.

The final dividend for the 2007 financial year will be paid on May 22, 2008 (ex-dividend date: May 19, 2008) and the interim dividend for the 2008 financial year will be paid on September 25, 2008 (ex-dividend date: September 22, 2008).

Any amendments to the above calendar will be notified to the market.

* * *

Company contacts:

Switchboard: +39-0659821
e-mail: segreteriasocietaria.azionisti@eni.it

Press Office:
tel.: 0252031287 - 0659822040
e-mail: ufficio.stampa@eni.it

Investor Relations:
tel.: 0252051651 - fax: 0252031929
e-mail: investor.relations@eni.it

Website: www.eni.it